Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated July 23, 2025

Relating to Preliminary Prospectus Supplement

dated July 23, 2025

and Prospectus dated September 29, 2023

Registration No. 333-274324

PRICING TERM SHEET
July 23, 2025

$57,000,000

RAMACO RESOURCES, INC.

$57,000,000 8.250% SENIOR NOTES DUE 2030

The information in this pricing term sheet relates to the offering of the 8.250% Senior Notes due 2030 of Ramaco Resources, Inc. (the “Offering”) and should be read together with the preliminary prospectus supplement dated July 23, 2025 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to Registration Statement No. 333-274324. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

Issuer	Ramaco Resources, Inc.
Securities Offered	8.250% Senior Notes due 2030 (the “Notes”)
Principal Amount	$57,000,000
Over-allotment Option	Up to $8,000,000 principal amount
Maturity	July 31, 2030
Coupon	8.250%
Interest Payment Dates	January 30, April 30, July 30 and October 30 of each year, commencing October 30, 2025
Record Dates	January 15, April 15, July 15 or October 15 of each year (whether or not a business day), immediately preceding the relevant Interest Payment Date
Trade Date	July 24, 2025
Settlement Date	July 31, 2025. We expect that delivery of the Notes will be made against payment therefor on or about July 31, 2025, which will be the fifth business day following the Trade Date. This settlement cycle is referred to as “T+5.” Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the date that is one business day preceding the settlement date, will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the date that is one business day preceding the settlement date should consult their own advisors.

Public Offering Price	$25.00 per Note
Underwriters’ Discount	$0.875 per Note
Underwriters’ Purchase Price from Issuer	$24.125 per Note
Net Proceeds to the Issuer (before expenses)	$55,005,000 (assuming no exercise of the underwriters’ option to purchase additional Notes)
Denominations	$25.00 and integral multiples of $25.00 in excess thereof
Optional Redemption

We may redeem the Notes, in whole or in part, on or after July 31, 2027, at our option, at any time and from time to time, prior to maturity at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. See “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for additional details.

In addition, we may redeem the Notes, in whole, but not in part, at any time at our option, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events. See “Description of Notes—Optional Redemption Upon Change of Control” in the Preliminary Prospectus Supplement for additional details.

Rating*	Egan-Jones Ratings Company: BBB-
Listing	The Issuer has submitted an application to list the Notes on the Nasdaq Global Select Market under the symbol “METCI.” If approved for listing, trading on the Nasdaq Global Select Market is expected to commence within 30 business days after the Notes are first issued.
CUSIP/ISIN	75134P 808 / US75134P8086

Joint Book-Running Managers	Lucid Capital Markets, LLC B. Riley Securities, Inc. Janney Montgomery Scott LLC Piper Sandler & Co. William Blair & Company, L.L.C.
Lead Managers	InspereX LLC Muriel Siebert & Co., LLC TCBI Securities, Inc., doing business as Texas Capital Securities
Certain Covenants	The indenture governing the Notes will include the covenants described under “Description of Notes—Covenants” in the Preliminary Prospectus Supplement

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is confidential and is intended for the sole use of the person to whom it is provided by us. The information included in this communication does not purport to be complete description of these notes or the offering.

This communication does not constitute an offer to sell the Notes and is not soliciting an offer to buy the Notes in any jurisdiction where the offer or sale is not permitted.

Ramaco Resources, Inc. (“Ramaco”) has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the base prospectus in the registration statement and other documents Ramaco has filed with the SEC for more complete information about Ramaco and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Ramaco, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the preliminary prospectus supplement if you request it by calling Lucid Capital Markets, LLC at (646)-362-0256 or via email at: Prospectus@lucidcm.com.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.